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                             May 6, 2020

       Russell Diez-Canseco
       President and Chief Executive Officer
       Vital Farms, Inc.
       3601 South Congress Avenue
       Suite C100
       Austin, Texas 78704

                                                        Re: Vital Farms, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 10,
2020
                                                            CIK No. 0001579733

       Dear Mr. Diez-Canseco:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 10, 2020

       The COVID-19 pandemic could have a material adverse impact on our business, page 22

   1. We note the added disclosure regarding the effects the pandemic "could" or "may" have on your operations and
financial condition. Please expand to discuss whether it has impacted or is
currently impacting your operations or financial condition, including your supply chain, demand
for your products or the operation of your facilities.
 Russell Diez-Canseco
FirstName LastNameRussell Diez-Canseco
Vital Farms, Inc.
Comapany NameVital Farms, Inc.
May 6, 2020
May 6, 2020 Page 2
Page 2
FirstName LastName
Because we rely on a limited number of third-party vendors, page 25

2. Please expand the disclosure on page 26 to quantify, if material, the amount of the company's revenue for the year ended December 29, 2019 from the customers lost during the first quarter of fiscal 2020.
Dividend Policy, page 52

3. We note your response to prior comment 9 and your revised disclosures to better describe the restrictions in your Credit Facility. As previously requested, please tell us the amount of restricted net assets associated with these restrictions. If material, revise to disclose the amount of retained earnings or net income restricted or free of restrictions pursuant to
         Item 4-08(e)(1) and (3) of Regulation S-K and your consideration of if Rule 12-04 of
         Regulation S-X applies.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cost of Goods Sold, page 68

4. You disclose that one driver of the cost of goods sold increase period over period is associated with payments made to your partner farms for lost income as a result of removing birds from current flocks ahead of schedule. You further disclose, in your
         Inventory footnote on page F-23, that in November 2019 you amended certain long-term supply contracts associated with your egg producing farms. As a result of the amendments you recorded a liability of $1.6 million for the expected payments to your suppliers to reimburse them for lost income related to the removal of birds ahead of schedule. To help us better understand your disclosure, describe the underlying drivers for the amendments and also give us your assessment on whether you expect to make similar amendments in future periods.
Operating Activities, page 75

5. Please revise to clarify the reasons for the significant increase in egg inventory and packaging inventory during fiscal 2019.
Notes to the Consolidated Financial Statements
Revenue Recognition, page F-12

6. You disclose on page F-14 that the company recognizes revenue when it transfers control of the products to the customer for an amount that reflects the consideration that the
         Company expects to receive in exchange for those products. Revise to disclose the point in time when control is typically transferred. Refer to ASC
606-10-50-19.
 Russell Diez-Canseco
FirstName LastNameRussell Diez-Canseco
Vital Farms, Inc.
Comapany NameVital Farms, Inc.
May 6, 2020
Page 3
May 6, 2020 Page 3
FirstName LastName
       You may contact Charles Eastman at 202-551-3794 or Melissa Raminpour, Accounting
Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey
Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:      Nicole Brookshire